Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA AMEX: SA	For Immediate Release February 16, 2006

Seabridge Gold Commences Drilling at Courageous Lake
Four Rig Program Designed to Increase Resources, Expand Project Life

Toronto, Canada…Seabridge Gold has begun its 15,000 meter core drill program at its 100% owned Courageous Lake project in the Northwest Territories. Targets include a northern extension of the existing FAT deposit, higher grade structures within the FAT deposit and additional mineralization to the west of the known deposit.

The current gold resource at the FAT deposit has been estimated using drill results south of section line 5200N. During 2005, exploration drilling by Seabridge successfully intersected the main mineralized zones of the FAT deposit 550 meters north of the known resource on section line 5750N (see http://www.seabridgegold.net/Images/CL-NorthExtensions2005.jpg). The first objective of the 2006 program will be to drill the area between section 5200N and 5750N to define additional resources. This zone has the potential to extend the length of the deposit by almost 25%.

The second objective of the 2006 program is to increase the grade of the known resource by intersecting east-west trending structures which could account for the distribution of higher grade gold concentrations within the FAT deposit. Past drilling on the deposit was oriented in an east-west direction, limiting the potential to define and incorporate this structural control in the resource model. Drill hole CL-039, completed in 2005, was orientated north-south in order to cross one of these structures. Drill hole CL-039 intersected much higher grade mineralization than predicted in the resource model.

The final objective of the 2006 program is test for the continuity of gold mineralization to the west of the main gold bearing structures. Drilling on the west part of the resource has been limited to date, consequently the resource model does not attribute significant gold to these areas. Seabridge geologists believe that gold mineralization to the west could add significant resources to the deposit if continuity of these zones along strike can be demonstrated. In addition, these zones could allow for a wider pit dimension defined in the Preliminary Assessment completed last year which would extend project life by providing access to significant gold resources that currently fall below the designed pit limits. (See http://www.seabridgegold.net/NSept21_05.pdf)

Seabridge’s Courageous Lake project covers 53 kilometers of the Matthews Lake Greenstone Belt which hosts the 2 kilometer long FAT deposit. The FAT deposit contains an estimated 3.72 million ounces in the measured and indicated categories (50.4 million tonnes grading 2.30 grams of gold per tonne) plus an additional estimated 5.23 million ounces in the inferred category (77.4 million tonnes grading 2.10 grams of gold per tonne). See http://www.seabridgegold.net/NOct7_05.pdf.

Exploration activities at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101.

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172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
Telephone: (416) 367-9292 Facsimile: (416) 367-2711

Seabridge has acquired a 100% interest in eight North American gold projects, subject to earn-in rights of up to 65% at its Kerr-Sulphurets project and up to 62.5% at its Quartz Mountain project held by potential partners. For a breakdown of the Company’s mineral resources by project and resource category please see http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2004 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

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the adequacy or accuracy of this release.